December 4, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 20549-6050
Washington, D.C. 20549
Attention: Peggy A. Fisher and Tim Buchmiller

Re:	PureDepth, Inc. Registration Statement on Form SB-2
File No. 333-134571

Ladies and Gentlemen:

On behalf of PureDepth, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s additional responses to comments No. 2 and 5 of the Staff of the Securities and Exchange Commission (the “SEC”) contained in the SEC’s letter to the Company dated October 15, 2007 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 ( “Amendment No. 3”) to the Registration Statement on Form SB-2  filed October 2, 2007 (the “Registration Statement”).  This letter supplements the Company’s initial responses to comments No. 2 and 5 included in the Company’s letter to the SEC dated October 26, 2007 (the “October Response Letter”).

For your convenience in review, we have repeated each of the SEC’s relevant comments below, prior to our response.

Form SB-2

Financial Statements

Note 8 – Stockholders’ Equity, F – 20

2.
We note your response to prior comment 5 in our letter dated October 1, 2007. Please support the basis for discounting the fair value of your option and warrant grants to reflect their lack of marketability, including the accounting literature you relied on. We see no basis for the 25% discount factor applied to your quoted market prices. Please refer to the guidance in SFAS 123 and SAB 107, Topic 2 Expected Term -Question 1.

In the October Response Letter, the Company responded to the Staff’s comments relating to the options that were subject to the 25% discount factor applied to quoted market prices (the “OTC discounted Options”), including the Company’s belief regarding the immaterial nature of such discounting.

The Company additionally advises the Staff that it has filed an amendment to its Annual Report on Form 10-KSB for the fiscal year ended January 31, 2007 (the “Annual Report”) filed on May 31, 2007, as amended by Amendment No. 1 to the Annual Report filed on June 1, 2007, in order to amend and restate the third paragraph and associated table under “Note 8 – Stockholders’ Equity – Stock Option Plan,” included on page F-23 to the Audited Consolidated Financial Statements for the fiscal year ended January 31, 2007 as it relates to the OTC discounted Options].

Unaudited Financial Statements

Forms 10QSB/A Filed on September 12, 2007

Periods Ended April 30, July 31 and October 31, 2007

5.
Please revise your amended filings to include the assessment of your disclosure controls and procedures required by Item 307 of Regulation S-B. The reference to there being no changes does not meet the requirements of Item 307.  In addition, if your assessment is that controls are effective tell us how you were able to arrive at this conclusion in light of the re-statements made during these periods.

The Company additionally advises the SEC that it has filed amendments to its Quarterly Reports on Form 10-QSB for the periods ended April 30, July 31 and October 30, 2006, respectively, to include the Item 307 disclosure previously submitted to the Staff in its October Response Letter.

Further comments or requests for information should be directed to the undersigned.  You can reach me at (650) 833-2009.

Very truly yours,

DLA Piper US LLP

By:  /s/ James M. Koshland

James M. Koshland
Jim.koshland@dlapiper.com

cc:	Jon McCaman, PureDepth, Inc.
Mike Pendergast, PureDepth, Inc.
Jenelle Cox, Esq.